Filed by CIENA Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No. 0-30633
Subject Company: ONI Systems Corp.

This filing is the transcript of a conference call which was held on February 19, 2002.

CIENA CORPORATION

Moderator: Suzanne DuLong
February 19, 2002
7:30 am CT

Operator:	Good day, everyone, and welcome to the CIENA and ONI Corporation conference call. Today’s call is being recorded. At this time, I would like to turn the call over to the Vice President of Investor Relations, Ms. Suzanne DuLong, for opening remarks and introductions. Please go ahead.

Suzanne DuLong:	Thanks, Tina, and thank you to everyone for joining us this morning to talk about some exciting news. With me this morning is Gary Smith, CIENA’s CEO and President; Joe Chinnici, our CFO; and Steve Chaddick, our Chief Strategy Officer. We’re also really pleased to have with us Hugh Martin, Chairman, President and CEO of ONI; and Jackie Cossmon, ONI’s VP of Investor Relations.

We’re going to keep our prepared remarks brief this morning so as to allow time for Q&A and we hope to wrap up this call prior to the market’s open. Gary will lead the call with comments about the strategy and expected synergies, Joe will review the details of the transaction, and then Hugh will comment on ONI’s perspective of this historic combination. We’ll then take questions from the sellside analysts.

A press release announcing the ONI and CIENA agreement to combine was distributed over Business Wire and First Call yesterday, February 18th, and is also available in the News section of our Web site at www.CIENA.com and on ONI’s Web site at www.oni.com. If you are unable to obtain this press release or if you would like to be added to our e-mail distribution list, please call CIENA’s IR Department at 888-243-6223.

Before I turn the call over to Gary, I’ll remind you that during the call, it’s likely that both CIENA and ONI will be making some forward-looking statements. Such statements are based on current expectations, forecasts, and assumptions of the companies that include risks and uncertainties that could cause actual results to differ materially from the statements discussed today.

Potential risks include the inability to obtain or meet conditions imposed for governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that CIENA and ONI’s businesses will not be integrated successfully, and that expected cost savings will not be achieved. These statements should be viewed in the context of the risk factors detailed in CIENA’s Form 10K filed with the SEC on December 13th, 2001 and in ONI’s Form 10Q filed with the SEC on November 13, 2001.

In addition, the companies assume no obligation to update the information discussed in this conference call whether as a result of new information, future events, or otherwise. Gary?

Gary Smith:	Thanks, Suzanne, and good morning, everyone. Thank you for joining us. Yesterday, CIENA and ONI announced our agreement to combine. And we’re really excited about the news and I’m very pleased to have Hugh and Jackie with us this morning.

By combining the core optical networking leader with the metropolitan networking leader, clearly we’re creating a new next-generation leader with the ability to provide industry-acknowledged, best-of-breed products across the optical network, right from the optical core to the optical edge.

The rationale for the combination is fairly straightforward. By combining our organizations, we take advantage of the core competencies of each company, we benefit from multiple synergies, and we strengthen our relationships with both new and potential customers. As a result, we accelerate CIENA’s return to profitability because we’re both taking costs and improving revenue.

CIENA and ONI share a vision of the next-generation optical network. Our product lines are very complementary and we share a priority of enabling new services for our customers. Hugh will talk about this in more detail in his comments.

But at a high level, both CIENA and ONI offer software-driven network solutions that use distributed intelligence to achieve new levels of operational efficiency and cost savings for our carriers. We’re both pushing intelligence further and further out into the network and we think that means significant savings for our customers.

The compelling thing about this combination is that unlike many others, its success is not dependent directly on achieving significant revenue synergies. That doesn’t mean we don’t think there will be revenue synergies, we absolutely do. But we believe that through combining our operations, we will be able to remove significant operating costs from the combined organization in addition to generating manufacturing efficiencies.

With the expected cost savings, the combination we expect to be non-dilutive for CIENA in calendar 2002. Now as for revenue, as I said, we do expect to gain revenue benefits from this combination. While we have some customers in common, ONI does bring 20 plus new strategic relationships to the table.

We expect that there will be pull-through opportunities both with metro-to-core and core-to-metro in both customer bases. And ONI’s product line will extend CIENA’s current reach in the metro space and open up additional market opportunity.

Perhaps most importantly, however, we believe this combination positions us as the only best-of-breed exclusively next-generation equipment provider; in other words, the next-generation optical powerhouse. This is strategically important because as carriers look to spend their cap ex dollars more effectively, they are looking for more than just network equipment; they are looking for network-complete solutions.

The combination of CIENA and ONI will enable us to deliver a robust network-proven end-to-end solution. And the combination of the breadth of our product offerings and the depths of our combined experience in optical networking is likely to be a compelling appeal to incumbent carriers specifically worldwide. With this move, we’re once again demonstrating that CIENA is playing to win and not just to survive.

Joe, with those comments, would you please review the details of the transaction?

Joe Chinnici:	Sure, Gary. Thanks. Good morning, everyone. Excuse me. The deal specifies .7104 shares of CIENA common stock for each share of ONI common stock. This will represent approximately 24% ownership of the combined company for the shareholders of ONI. There are no collars on the deal.

Based on the closing price of CIENA stock on Friday, February 15th, 2002, the deal is valued at approximately $900 million. The transaction is subject to approval by both ONI and CIENA shareholders and anti-trust agencies. We expect the deal to close in either the second or third calendar quarter of 2002.

As Gary referenced, we expect to be able to generate annualized operating expense synergies of between $55 to $65 million for the combined companies. We also expect to achieve cost savings through our manufacturing efficiencies. Based on expected cost synergies, we expect that this deal will be non-dilutive to CIENA in calendar 2002 and accretive by early calendar 2003.

In addition, the combined company will have a healthy cash balance. We estimate approximately $1.3 billion in cash, net of debt as of January 2002. That cash — estimated cash figure represents the cash position of the combined company, less amounts represented by CIENA’s currently outstanding convertible notes including those we obtained through our Cyras acquisition and less ONI’s outstanding convertible notes which will be assumed by CIENA following the completion of the transaction.

Gary Smith:	Thanks, Joe. Hugh, would — could you spend a little bit of time talking about ONI’s perspective from this combination and specifically, the product portfolio?

Hugh Martin:	Sure, Gary. Thanks and good morning, everyone. As one of the primary drivers for this transaction, I would like to share with you why I am so excited about the combination. We believe it brings together two of the clear leaders in the industry and that the combination will benefit not only the two companies but also our customers, shareholders, and employees.

We’ve been talking publicly recently about the importance and opportunity that the large incumbent carriers represent for our business. As this business develops, we’ve learned a couple of things.

First, carriers love our technology and think we are best-of-breed. But at the same time, as the reality of full-scale deployment and these IOF applications gets nearer, they’re now asking for details of how we’ll deploy, train, support, and maintain these large network build-outs. And they’re also expressing a strong desire to reduce the number of vendors they deal with. They’d like to see a smaller number of vendors, each capable of offering an end-to-end solution.

For instance, we’ve had several customers who have said to us, you know, on one side of your ONLINE product, we’d like to deploy an optical switch, like the CoreDirector and on the other side, a next-gen SONET product, for instance, like the MetroDirector.

This combination addresses these issues and positions the combined company as the only vendor capable of offering carriers a true, best-of-breed, end-to-end, next-generation solution.

CIENA and ONI share a common vision of next-generation optical networks with distributed intelligence. We’ve already had a number of engineering meetings with the CoreDirector and MetroDirector and CIENA’s Software and Network Management teams and we believe the integration of our product family with CIENA’s will be fairly straightforward. We also expect ONI’s ONLINE product family will integrate into CIENA’s LightWorks as the vehicle of choice for Metropolitan Optical Transport.

ONLINE’s traffic aggregation capability for things like SONET, Fibre Channel, and GigE, is compatible with the switching capabilities at both the MetroDirector and CoreDirector. Consequently, we can act as a front-end for feeding traffic to MetroDirectors and CoreDirectors and allow CIENA to extend its service delivery capability even closer to the edge of the network.

The addition of the ONLINE family will also dramatically expand CIENA’s ability to offer data-oriented services. We believe from day one that in the metropolitan area, focusing on service delivery is critical. And we’re excited about bringing that focus to CIENA. For instance, it’s that focus on service delivery that led to the development of the ONLINE2500 to provide low-cost transport for new data service switches such as GigE and Fibre Channel and the ONWAVE families who offer multiplexing for GigE, ESCON, and FICON.

Because of the choices, CIENA and ONI have already made independently of one another about the way our products work, we’ll be able to offer carriers a network solution that will efficiently and economically aggregate multiple traffic types and switch that traffic once it gets into the network.

The interesting dynamic in the solution approach is that at the edge, you’ve got products delivering services but they drive demand for more management and capacity at the core.

One note in closing, as I mentioned in the press release, I don’t expect to remain with the combined company long-term. After all, the company can only have one CEO. However, I’m fully engaged and intend to remain so during the deal’s closing and beyond so long as Gary needs me. For instance, I hope to be heavily involved in the organization and product line integration process.

I believe this is a powerful combination, full of potential and opportunity for all of ONI’s stakeholders — our customers, shareholders, and our employees.

Gary Smith:	Thanks, Hugh. As I think everybody can understand, we clearly believe this is an exciting combination. And I think is also a critical step to helping restore health to our industry and potentially leading the consolidation.

We believe we’re combining two industry leaders and building a stronger competitor better able to serve our customers and better able to challenge the larger incumbent providers and competitors.

Operator, with that, we’ll now take calls from the sellside analysts. Thank you, Tina.

Operator:	Thank you. If you would like to ask a question today, simply press the star key followed by the digit one on your touch-tone telephone. We will proceed in the order that you signal us and take as many questions as time permits. Again, for questions, please press star 1 now. We’ll pause for just a moment.

Our first question today will come from Paul Silverstein at Robertson Stephens.

Paul Silverstein:	Good morning Gary. Can you all talk about the management integration issues between the different systems? How much of a challenge that will be? When you expect to have that finished/finalized? And also, the customer reaction; I assume you’ve already broached this with the customer-base and if you could give us some sense, especially with respect to any comments.

Gary Smith:	Yeah. Let me deal with the second question first, Paul, and then I’ll hand it over to Steve Chaddick to talk about the integration piece. From a customer point of view, you know, the initial feedback that we’ve had is very, very positive.

You know, before we obviously did this deal, we talked to some of our customers generally about this space and what would make sense. And so, you know, you can — we can certainly say that we have every confidence that this will be very well received from a customer point of view.

And the initial, you know, reaction that we’ve had has been very, very positive both from an incumbent. And I think, Hugh, specifically from your perspective, you know, as you were

Hugh Martin:	Yeah. Gary, I got about eight e-mails alone yesterday from our — a couple of our current customers but also from some prospective customers saying that they think this is just going to be terrific.

Gary Smith:	Okay. Steve, do you want to talk about the integration?

Steve Chaddick:	Sure. Good morning, Paul. One of the things we looked at very briefly, although quickly enough to be comfortable, Paul, was integration of management in the whole (plain). As you know, strategically for us that’s critical for end-to-end service deployment.

And one of the things we discovered quite early in that process was that the architecture in the ONLINE Management System is quite compatible with what we’re already doing in ON-Center and specifically, in Switching Network Manager. So we’re confident that we’ll have little trouble in integrating that. In terms of schedule, we obviously haven’t worked that through yet and won’t until we’re much further into the process.

Paul Silverstein:	Okay. Steve, could you talk about the current MultiWave product that’s been (killed) off?

Steve Chaddick:	I think with the customer relationship we have, Paul, we’ll be supporting metro for a long, long time to come. We have I think 25 or 26 customers for that product and we don’t have any intention of not supporting them. We do expect certainly those customers will migrate over time to the ONLINE product but that’s again something we’ll have to deal with in the future.

Paul Silverstein:	Okay. Thank you.

Operator:	We’ll now hear from Jim Parmelee at Credit Suisse First Boston.

Jim Parmelee:	Hi. Thank you. A couple of follow-up questions, first on the MultiWave Metro, in terms of protecting the near-term revenue stream there, you know, obviously, there’s some bids going on for that system. How do you — can you give us a little bit more just in terms of, you know, Gary, your view on migrating these customers so that there’s no kind of hiccup in terms of the revenue stream that I think is about 12% of sales?

And then on the — I think, Joe, you mentioned there were some manufacturing cost synergies as well. Was that related to the $55 to $65 million in expense savings or is that on top of it? And to the extent it is, if you could kind of quantify that for us, that would be great? Thanks.

Gary Smith:	Jim, why don’t I take the first part of that. You know, obviously, one of the reasons that the combination makes so much sense is ONI is a clear leader in the Metro space, you know? However, you know, we need to be very, very clear that until the deal closes, CIENA will continue to sell, you know, the Metro product and that’s what we intend to do.

Following the deal’s close, it’s likely, as Steve said, that some customers will want to migrate to the ONLINE and over time, we’ll integrate the best features of all of this. However, you know, Metro will continue to be a supported part of CIENA’s product line. So I think, you know, until the close, we will absolutely continue to, you know, stay as separate companies bidding our separate products.

Jim Parmelee:	So just a follow-up, it feels like that R&D synergies in that area is probably would be more of a fiscal ‘03 opportunity as opposed to ‘02?

Gary Smith:	Well, I think, you know, as we’ve said at the start, Jim, on the synergy side, you know, until the deal closes, you know, we’ve spent time during the due diligence — and I think this really talks to the, you know, the manufacturing potential as well. I mean clearly, this area is where we can share resources.

We’ve spent time during the due diligence identifying clear areas where we expect specific synergies. However, until the deal closes, you know, we both have businesses to run.

And also, given that there are real people involved here, I’m sure everybody can understand that it’s just not appropriate for us to go into a whole lot of detail about specific synergies at this time. I can understand everybody’s appetite for that but I’m sure you can understand, you know, the position that we’re in.

Joe Chinnici:	Jim, this is Joe. Good morning. Thanks for joining us. There are manufacturing cost savings and synergies over and above the $55 to $65 million that I referenced.

They’re going to come in the area of — when you put the two companies together, it will give us more leverage with the C/Ms in terms of getting prices, the piece parts, in terms of, you know, the model that ONI, that Hugh has done a great job of working on, I think is similar to what Mark has done here with regard to system tests, doing a lot of the manufacturing outside.

But there — you can leverage a base of capital equipment and people on the system test side when the product goes out the door. So that’s where this is going to come from.

Jim Parmelee:	Thanks. Congratulations.

Joe Chinnici:	Thank you.

Gary Smith:	Thanks, Jim.

Operator:	We’ll now hear from Alex Henderson at Salomon Smith Barney.

Darryl Armstrong:	Hi. This is actually Darryl Armstrong for Alex Henderson today. I just wanted to do one further follow-up relative to the manufacturing efficiency question that was just asked. Could you give us any color in terms of what the impact on gross margin is likely to be? How much of that synergy is expected to fall into that line item?

And then second of all, you guys mentioned that, you know, although this deal doesn’t depend upon revenue synergies, that you fully expect to realize some. Any additional color there would definitely be appreciated. Thanks.

Steve Chaddick:	All right, Darryl. I think I’ve got this one. On the manufacturing efficiency front, at this point in time, given what Gary said about some of the other things about effecting people and what not, I don’t think it’s a good thing to talk about the gross margin. It will be impacted by several points to say the least.

Part 2 of your question, on the revenue synergies and pull-through, there are some. I think it’s better off for maybe Hugh, why don’t you take that because you talk to your customers?

Hugh Martin:	Well, I think first of all that we’ll have an end-to-end solution is going to increase demand for our products. But, you know, something that as we’ve really gotten into knowing CIENA better that I’m really excited about.

The K2 is a terrific next-generation SONET platform. And, you know, CIENA is a terrific company but they’ve really focused on long-haul and core transport switching. And we have built a sales team and a channel and a marketing organization that really understands the edge of the network. And I think these guys, with the K2, have a terrific opportunity here. So I think a revenue leverage, I guess we call it, is going to be in the area of K2.

Darryl Armstrong:	Thank you and congratulations on the deal.

Gary Smith:	Thanks, Darryl.

Operator:	We’ll now hear from Kevin Slocum at Soundview Technology.

Kevin Slocum:	Hi, guys. Congratulations. Joe, you might have touched on this a little bit in your commentary but you have a difference in a manufacturing model, outsource model for ONI more so than for CIENA. I sort of want to see if there’s any inklings you can give us there even though it’s early.

From an acquisition strategy standpoint, maybe you could give us an idea, Gary, if, you know, this is complete or if there’s some pieces that are essential to an end-to-end solution that, you know, could loom out there? And just a maintenance item for Hugh, is your Analyst Day still on?

Hugh Martin:	Why don’t I do the third piece in case we never get to it, no it’s not. We’re going to — obviously, we’ve got a lot of work to do and the primary purpose of our Analyst Day was to roll out our new product line and our directions. And we need to now think through that in the context of this deal.

Gary Smith:	All right. Should we go...

Joe Chinnici:	Good morning, Kevin. This is Joe. Why don’t we go back to the start. On the manufacturing model differences, I think from my involvement so far in working with Hugh and his team, on the Metro front, the manufacturing models are very, very similar.

We — Mark has done a great job here of outsourcing our stuff. I think Hugh, you outsourced a fair amount of your stuff to C/Ms. Believe it or not, I think one of Hugh’s C/Ms is in our backyard right here.

Hugh Martin:	I believe you actually trained them. Thanks, Joe.

Joe Chinnici:	So they aren’t that different, Kevin.

Kevin Slocum:	Okay.

Gary Smith:	Kevin, in terms of the, you know, any more pieces needed, you know, obviously, we’re not going to give a whole lot of details into that. But from our perspective, you know, in terms of the expansion, you know, if you look at the long-haul transport, you know, the market is clearly, you know, not — lest you say, not what it used to be last year, and let’s be polite about that.

You know, we will continue to expand our offering based on, you know, the drivers of the customers, et cetera. But I think that whole sort of Metro edge space, you know, is clearly an area refocused for us.

Kevin Slocum:	Okay. Thank you.

Operator:	We’ll now move on to Mr. Rick Schafer at CIBC World Markets.

Rick Schafer:	Hi. Thanks, guys. Just a couple of quick follow-ups, Hugh, you talked briefly I think on your last conference call and just alluded to it just now, on the — I guess you guys were talking about introduction of a Metro optical switch. It sounded like that was coming on the — on your analyst day next week?

Hugh Martin:	Yeah.

Rick Schafer:	Can you update us a little bit on the level of overlap with that switch and the K2?

Hugh Martin:	Well, you know, it’s actually a little more complicated than that because it’s a level of overlap between the K2 and level of overlap between the CoreDirector CI which also is targeted in that space.

Rick Schafer:	Okay.

Hugh Martin:	I think what we need to do, we’ve taken a high level look at how these products might interact but I think we need to now, once we know that we’ve got a definitive deal done, we need to get into both teams and figure out what the right end-to-end solution will be. So I think it’s a little early to talk about product specifics.

Rick Schafer:	Okay. I have one quick follow-up on products, and not specifics, I guess. But interoperability testing, have you guys already done much work there? And once the deal closes, you know, how long before you guys are running let’s say a common network management or whatever? Thanks.

Steve Chaddick:	Rick, this is Steve. Let me take that just briefly. We have done some interoperability testing. But I think the proof of it is that we sit side by side in a number of networks already and have been carrying a lot of traffic across both our products for quite some time.

As I mentioned before, we’ve looked at integrating the management systems and are pleased with what we believe to be architectural similarities that will make it quite easy to do so. I won’t predict the schedule yet until we can get the teams in and really look at that (business) (by) there. But our initial view is that it will be quite straightforward.

Rick Schafer:	Okay. Thanks.

Operator:	We’ll now hear from Nikos Theodosopoulos at UBS Warburg.

Nikos Theodosopoulos:	Yes, hi. I had a couple of questions. First of all, for ONI, could you comment on what — who or how many 10% customers the company had in 2001? And were any of them customers that CIENA currently doesn’t have?

And then my second question is regarding the receivable balance at ONI, the DSOs are higher than CIENA’s, I think in the 90/100-day period. You know, I guess from CIENA’s perspective, did — have you look at that? It sounds like you don’t have an issue with it. I just wanted to get your perspective on that. Thank you.

Hugh Martin:	Hi, Nikos. This is Hugh. The 10% customer list, over the year, I don’t have the data at my hand but I can tell you that, for instance, in Q4, we had three 10% customers. And of those 10% customers, one is an overlap with CIENA.

Nikos Theodosopoulos:	So just to clarify that the other two are not currently CIENA customers, if I interpreted that correctly?

Hugh Martin:	You know, I’m not familiar with all of the details of their 60 some-odd customers. But they’re not one of the major ones for sure.

Nikos Theodosopoulos:	Okay.

Gary Smith:	That’s right.

Hugh Martin:	You know, just to emphasize, I think one of the real strengths of this deal for both companies is we obviously — we get to leverage each other’s customer bases and we are going to bringing at least 20 new customers to them.

Nikos Theodosopoulos:	Okay. And on the receivable question, Joe, do you have any comments on that?

Joe Chinnici:	Yeah, one good one. It’s good.

Nikos Theodosopoulos:	What?

Joe Chinnici:	I said one very good comment. It’s A okay. We have looked at it. Hugh’s team has shared a lot of information with us. And we feel comfortable with their AR balance, Nikos.

Nikos Theodosopoulos:	Okay. And if I could ask just one product question, you know, in the last conference call, ONI indicated I believe that Ethernet and Storage was about 20% of their interfaces in the quarter, if I remember correctly. What are — what is CIENA’s road map to put in Ethernet and Storage interfaces or pass-through capability in CoreDirector? Is that something planned in the next year?

Steve Chaddick:	Let me answer that broadly and specifically, Nikos. It’s Steve. First of all, the way that the ONLINE System packages data services, they’re encapsulated in size. So they pass right through us now transparently. So there isn’t really any work we have to do on our side to take aggregate data services and pass them through our portion of the network.

Second, we have a very broad and deep strategy for expanding our offering in data networking in general, specifically in the Ethernet area. And we’re not really ready to reveal that. But I can tell you that it’s a great focus here in the company. As Gary said earlier, a great deal of our focus is on how we improve our offerings, expand them in the metro and edge space, specifically with respect to service offerings.

Nikos Theodosopoulos:	Okay. All right. Thank you.

Operator:	Kristin Armacost at SG Cowen has our next question.

Kristin Armacost:	Thank you. Good morning. This is actually for both ONI and CIENA. When you look at the customer list, clearly two of you overlap and you had indicated on Nikos call — or question, basically on Qwest.

So I’m wondering how concerned you are with some of the recent happenings over at Qwest about their stability in your customer base? And as you combine that together, maybe you can also give me a sense of where the ONI’s products are in the Qwest network and where CIENA’s products are in the Qwest network, just to get a sense of overlap and stability? Thank you.

Gary Smith:	Kristin, let me have a go at that. This is Gary. The, you know, I don’t want to talk too much about specific customers. But, you know, the overlap is about 10 customers that we share; ONI has about 30 customers, we have about 60. So really the combined company has 80 customers across there.

And, you know, and ONI are sometimes in different parts of those 10 customers. You know, they might, for instance, be in the sort of local side of those customers and we’re typically in the long-haul in the switchings. So it’s very complementary from even the overlap customers that we have.

You know, I think from the feedback that we’ve had, they’ll be delighted with the fact that they can come to, you know, one vendor now — one combined vendor for all of their offerings. So it’s very, very complementary.

So, you know, without talking about specific customers, I think, you know, broadening of the customer base is incredibly positive. You know, I think we will always have some concentration of customers quarter-to-quarter as they do their build — it’s just a cyclical nature of their build-out. But I think this helps tremendously in terms of spreading the load as it were and the risk, if you want to put it another way.

And I think as Hugh alluded to earlier, we really, you know, once we get to closure of the deal, I think have a tremendous amount of potential for cross-selling across the customer bases. And as we integrate the sales force, I think ONI is perfectly placed to basically pull through both CoreDirector and specifically, the K2 MetroDirector. I think they’re the, you know, wonderful sales channels to that. So that’s, you know, just another thing that they bring to the table in the combination.

Kristin Armacost:	As a follow-up to ONI, as CIENA breaks out three customers equal a certain percentage of the revenue, I was wondering if ONI could do the same thing to get a sense of customer concentration?

Hugh Martin:	I’ll do that but just before that, just one other comment. You know, we’ve talked publicly about consolidation as a trend among our customer — among the customer base in general. And as these customers consolidate into larger and larger entities, the ability to offer an end-to-end solution becomes very important.

Secondly, without again getting into any specific customer areas, what we have said is that we have now a live RBOC Network up and running and that we’re very excited about the potential to win further RBOC or PTT customers. And we do believe that there will be an active amount of spending in those areas despite the depressed areas — the overall, the depression in the industry.

And now that I’ve said that, what was specifically your question again?

Kristin Armacost:	I was wondering if you could provide the total percent of revenue that came from your three 10% customers?

Hugh Martin:	Yeah. You know, we haven’t — traditionally we had not broken that information out.

Kristin Armacost:	Okay. Thank you.

Operator:	We’ll now move on to David Jackson at Morgan Stanley.

David Jackson:	Hi. Thanks and good morning and congratulations, everyone.

Gary Smith:	Thanks, David.

David Jackson:	A couple of questions about the customer synergies. Gary, first for you, you’ve mentioned in the past that K2 is actually selling very well in Europe and has exceeded your expectations both in terms of revenues and also margins. Could you talk a little bit about, you know, what proportion of your K2 customers have not yet deployed Metro DWDM Systems? And also whether any of the K2 customers who you are currently engaged with are also ONI customers?

And then Hugh, basically the flip side of the same question for you; out of the customers who you sell the ONLINE System to, what proportion of those customers have not yet deployed the next-generation SONET or SDH platform? Thanks.

Gary Smith:	So really David, if I understand your question, is it what is the potential in the Metro space for cross-selling the, you know, the transport and the switching product? Is that really where you’re getting to with that and the international piece?

David Jackson:	Yeah. That’s a much less long-winded way of phrasing the same question.

Gary Smith:	Okay. I just thought I would...

David Jackson:	Right.

Gary Smith:	Okay. You know, without truly sort of getting into absolute numbers, I think, you know, we’ve been successful internationally with the K2 and I think we’ll be more so when SDH comes out. We have a lot of International customers who are interested in the metro space that have not made decisions on the sort of metro transport space. But I think from an incumbent point of view internationally, there’s a lot of, you know, new opportunities for, you know, the combination of switching and transport.

You know, there’s a lot of large PTTs looking at really the whole next-generation metro space and that includes both the transport CoreDirector to some extent and specifically, MetroDirector.

So I think the real upside, if you will there, is us going in together into the incumbents internationally. And I think that’s also the case domestically. I think that, you know, I think K2 is a good fit into the incumbent carriers. It’s going to take a while for adoption. And I think the transport side is a little more mature in terms of the RFP activity and RFI/RFP activity underway. I mean Hugh, from your perspective from the domestic side, I think transport is a little further ahead than the next-generation local switching?

Hugh Martin:	Yeah. I’d say, you know, Cisco and Lucent have done a pretty good job of mining the 2.5-gigabit SONET business domestically. And I think the thing that we’re really excited about is increasingly, we’re seeing a lot of demand for 10-gigabit solutions. And for whatever reason, those solutions from the current guys have been long in coming. And so I think there’s a real opportunity there for many carriers to take another look at a different player in the marketplace.

And the other thing I’ll just mention is that there is I think a lot of opportunity to leverage a transport architecture — an optical transport architecture with some of the front-end aggregation. So for instance, you could even imagine having a K2 that would actually sit directly on an ONLINE ring and just pick off one particular wavelength and that would be a very cost-effective way to drop lower speed voice circuits at one location.

So I think, one, there is a real opening domestically for next-gen SONET. There are a number of big RFPs out even with the ILECs for next-gen SONET. This transition to 10-gig is also very interesting. And then there’s a great opportunity for integration.

David Jackson:	And that’s great. One quick follow-up, if I may. Hugh, do you have any sales channels in geographies that CIENA doesn’t operate in? And Gary, have you got, you know, are you operating in geographies that ONI hasn’t even started to penetrate yet?

Hugh Martin:	Well, from my perspective, since CIENA has been around a little bit longer, I think — I can’t think of any geography where they are — where we are stronger than they are.

Gary Smith:	I think internationally, David, you know, we’ve been in Japan for a number of years, so that’s, you know, an obvious one. We’re just entering into China and into Latin America.

So I think there’s opportunities, you know, for us to leverage the ONI product in there. And I think specifically in Europe as well. We’ve been in Europe for a long time. We have a direct infrastructure in Europe, you know, and all of the major countries and support in all of the major cities. So I think it really should, you know, position us well to be able to leverage ONI’s product in there.

Hugh Martin:	Yeah. And I think, just one other comment, David. I want to come back to this, which is, it really is a selling — we believe, selling access and metropolitan products is a different proposition. And so the sales force really needs to focus on applications and service delivery. We build a sales force that does that. And so I think there’s a tremendous amount of leverage that we can have by having two types of sales forces that are capable to address the customer.

David Jackson:	Okay. That’s great. Thanks a lot and congratulations again.

Operator:	Moving on to Jeff Lipton at JP Morgan.

Jeff Lipton:	Thank you. Two questions please. The first one for both ONI and CIENA, you’ve articulated — you’ve both articulated your vision for next generation product that includes sort of the next version of the DWDM transport along with switching.

And I realize you haven’t really gone through the details of consolidating those product efforts, but could you give us a feel for when we might see that product available or when we might hear more about it? And then I’ll come back with a follow-up.

Gary Smith:	Steve, do you want to?

Steve Chaddick:	Yes Jeff, this is Steve. I think the vision that we have been talking about for some time, that is integrating where it’s necessary, the switching and transport optics into a single platform is deeply valid with ONLINE as it is with other metro pieces. And so I think you’ll see us taking the same path over the next few months.

Again, as you’ve noted, we haven’t encamped really at this point in time, predict product integration timelines because we’re just very early in this process. I think you’ll also see us continuing doing what we’ve been doing which is working just on the CIENA side and embedding what we call colored optics in the certain switching products over time just because it makes sense to do so. And then as it’s appropriate, we’ll hook those directly into line systems that are provided by the ONLINE system. So the philosophy stays the same. The timeline’s uncertain.

The reason we’re doing that of course is that we provide a much, much more economical solution over time. As you know the — one of our primary drivers in providing new product solutions is to help our customers get their operating levels back in shape. And that involves two things —

reducing their cost from a capital perspective and reducing their cost from an operating perspective.

And what we’re doing here we believe pushes it in both directions.

Hugh Martin:	Yes, Jeff, just one other comment too. You know, one of the I think strong features of this integration is not only is the world very focused on switching integrated with transport, but as you know, we have worked really hard on what we call this dynamic optical layer. And that has tremendous advantages in the five networks allowing you for instance to do these live note insertions and upgrade of wavelengths without disrupting any other traffic.

So by marrying, I think some of ONI’s focus on this dynamic optical layer with CIENA’s focus on switching, we actually get a combination that allows us to carry all types of traffic and meet the operating requirements of the carriers.

Jeff Lipton:	Okay, a follow-up for Joe. Could you give us whatever details you can on the $55 to $65 million annualized savings how, maybe just a few details on how it might break down and some of the ways you could get there?

Gary Smith:	Jeff, this is Gary. You know, I think we said earlier on, we’ve identified those areas. We’ve done our homework on it as you’d expect. However, until the deal closes, you know, we can’t really — and are not in a position to divulge that as I’m sure you can understand.

Jeff Lipton:	I do. Thank you and congratulations.

Operator:	Moving on to John Wilson and RBC Capital Markets.

John Wilson:	Yes hi. Congratulations on the deal. I’m just wondering maybe if you can talk a little bit — you’ve gone into, you know, the potential for revenue synergies and the opportunity I guess to continue to support metro or — sorry, the MultiWave metro.

Could you maybe lay out for us a little bit if, you know, it seems likely here that as we head into the closing, given even your comments on the conference call that certainly some customers who are considering the MultiWave metro are per your bid would, you know, instead look to an ONI solution. Is that something you’ve kind of factored into your forecast? And is that, you know, something you could worry about a lot here over the next few quarters?

Gary Smith:	No John, I think the rules are very straight-forward about that. We have to stay as separate companies up until, you know, we get A, shareholder approval and B, you know, all the regulatory agencies are — bless this.

So, you know, the rules of engagement are pretty straight-forward. We have to operate as separate companies, you know. And that’s what we intend to do until, you know, the close. And then we can come together. Joe, do you...

Joe Chinnici:	Hi John, this is Joe. In doing the financial evaluation that we did and doing some sensitivity analysis, I did play in some puts and takes from some customers slowing down, some customers wanting to wait until the ONI — they can get their hands on the ONI product and vice versa on the ONI side.

So we have taken it into account in developing our numbers.

John Wilson:	All right. Thank you.

Operator:	We’ll now hear from Wojtek at Bear Stearns.

Mike Gergano:	Hi. This is actually Mike Gergano for Wojtek. Congratulations on the deal.

Man:	Thanks Mike.

Mike Gergano:	The first question, you guys had some of your — you know, obviously had an internal product when it comes to Metro DWDM. And you guys have been working on some integration with that in the K2.

And I was just wondering if you could talk a little bit more about kind of what triggered you guys to do the deal. You know, was it more in terms of ONI’s channel that they had, you know, going for them? Was it more on the technology side? Hugh kind of already touched on that. Or was it more of an issue with integration where you’re having problems integrating your current Metro DWDM platform with the K2? You thought it would be easier with the ONLINE system from ONI?

Gary Smith:	I think from our point of view, you know, clearly we believe that the timing is important because we believe that a lot of the decisions are going to be made, you know, this year and early next year in terms of the architecture for a lot of the incumbents.

And so from our perspective, you know, when we looked at our positioning in the Metro space — and, you know, we’ve got very good offering in terms of CoreDirector and with specifically with MetroDirector we really needed, you know, a product that could pull that together.

And I think, you know, it was also the technology. I think it’s a strategic move on our part in terms of going for best of breed. It enables us now really to go to the marketplace as a pure next generation player with leadership both in the Metro — in the Metro space with ONI and the transport space and in the switching space.

So it really allows us to put a very attractive value proposition specifically into the incumbent space. And I think, you know, very, very complementary strengths and, you know, a very good cultural fit, both young companies who’ve grown up really fighting the legacy historical vendors. And so I think it’s an excellent fit from that point of view.

((inaudible)) from your...

Hugh Martin:	No, I think you said it.

Gary Smith:	Okay.

Mike Gergano:	Also — and I think Gary, you and Hugh have mentioned on the call that bringing the two platforms together allows you to offer some incremental services. Could you just kind of go into some detail about those services, what are they exactly, and how they’re going to provide some incremental revenue-generating opportunities for your customers?

Hugh Martin:	Well, you know, I’ve mentioned this previously, but since the tragic events of September, there’s been a phenomenal focus on storage services for instance. And a number of not only our current customers, but the large incumbents are actively developing end-to-end storage strategies.

And one of the features we’ve got is that we’ve got this ONLINE 2500 that allows us to package fiber channel into SONET and then move it out into the network.

And, you know, one of the things that we’re discovering rapidly is once you start talking about the edge and providing a storage on-ramp and off-ramp, they rapidly want to move to okay, now how do I move that through the core of my network and the fact that we can now make sure that that interoperability is there and then develop software that allows you to manage that end to end solution? That’s an example where I think this is going to provide immediate benefits to our customer.

Mike Gergano:	Okay great. And then just, you know, lastly — I think it was Gary — you mentioned you think the market for core transport will materialize a little bit more faster than the market for switching. I figure I’d give it a shot.

Can you talk a little bit, you know, how much ahead is the, you know, the transport market, Metro transport market ahead of switching? And when do you think, you know, because some of these big RFPs will actually start to materialize?

Gary Smith:	I think, you know, if we look at the transport space, clearly the — you know, the Metro transport has held up better. You know, it’s not immune to it. But it’s held up I think better.

You know, I think the story goes that, you know, if we can create more traffic at the edge of the network with more services and optimize the switching, then obviously that will create more traffic for the backbone. Steve?

Steve Chaddick:	Mike, this is Steve for a second. One of the things that I think is going on here is that the newer switching solutions, for instance that CoreDirector brings to the incumbent space is so radically different for them architecturally that it’s going to take a bit more time for them to digest the benefits then on the transport side where the architecture drops in quite naturally.

So I think — I would guess there’s probably a year difference in timing between adoption of new technology on the Metro switching side using CoreDirector like products compared to the transport side.

Hugh Martin:	Yes, and just to sort of wrap that into another question that we’ve been asked is well gee Hugh, why now? And why now is that right now today in the RFPs and trial activity that we’ve indicated that we’re participating in with these large incumbents and PTTs, they’re asking us questions about what’s your switch strategy for 2003?

And we need to have that answer. And so I think the sooner we can get them an answer that includes the best of both CIENA and ONI, the better off we’ll be in those accounts.

Mike Gergano:	And in terms of some of the RFPs you guys are taking part in right now, what percentage of that are already incorporating both the switching and transport platform together right now?

Hugh Martin:	What we’ve said is that publicly is that we’ve got four RFP trials underway. Two of those want to have a specific proposal related to switching attached Metro transport available in 2003.

Mike Gergano:	Great. Thank you very much.

Hugh Martin:	Sure.

Operator:	Kenneth Leon at ABN AMRO has our next question.

Kenneth Leon:	Thank you and congratulations on the deal. For Gary and Hugh, you clearly have the largest share for Metro. Yet, obviously the trials coming up are critical as it relates to the RBOCs and then the PTTs.

Is there anything that needs to be tweaked in the OSMINE process, particularly on the transport side since this will have impact in 2002 whether it be the (terk) system, et cetera?

And for Joe, have you been to Montreal or Research Triangle or seen used beautiful buildings in south of San Jose? So could we expect potentially the gathering up of a one-time charge at closing given excess facilities?

Gary Smith:	I’ll give Joe time to think about that Ken while we take the first question.

In terms of the Metro space, I think, you know, it’s really about focusing on the next generation part of the market. Clearly there are other larger competitors in the Metro space and specifically in the incumbent. It’s kind of, you know, the good news bad news is that the penetration in the sort of metro and switching space for the next generation is fairly low within the incumbents. And that’s really the opportunity that we have.

And a lot of the — you know, the traditional legacy vendors really have the large marketshare within the incumbent space, both the PTTs and the RBOCs.

So, you know, the real opportunity for us is — of the combination is to go and take them on in the next generation space. Hugh, you want to talk about the...

Hugh Martin:	Yes, related to OSMINE and interoperability which is how I’m going to take your question, I — what I would say is that the RBOCs and Telcordia in general are not as advanced in their development and thinking related to functionality like CoreDirector.

And so there’s a base level of being able to monitor the product and communicate with it. But higher level functions are not really implemented yet.

So I think the fact that we’re moving — we’ve moved very aggressively to have an OSMINE capable product at the transport level is the first and most important piece. And then interoperability actually will be handled at a — other than the physical layer, will be handled at the higher levels of the Telcordia suite. And I don’t think that’ll be a problem.

And just before Joe chimes in on the facilities, I do want to point out that that’s south San Jose where the rent is much, much cheaper.

Man:	On last year’s prices.

Joe Chinnici:	Ken, this is Joe. Although I’ve been on a plane many weekends for the past month back and forth, I have not yet gotten to Canada. I’m a warm weather person by the way.

In the case of your question though seriously, we are going to take a look at facilities in general and figure out how much of it does play into this synergy impact. We have done some preliminary analysis. We do know that we have some excess real estate in the multiple locations. And over the next couple of months, we’ll figure out what needs to be done. But there is some of that in the synergy number.

Kenneth Leon:	Okay. Thanks guys. It’s a great deal.

Man:	Thank you.

Man:	Sure.

Operator:	We’ll now hear from Sumit Handa at Thomas Weisel Partners.

(Bobby Socker):	Hi. This is (Bobby Socker) for Sumit Handa.

Man:	Hey (Bobby).

(Bobby Socker):	All our questions have been answered. Thank you.

Operator:	We’ll now move on to Steve Levy...

Man:	Hey Steve.

Operator:	...at Lehman Brothers.

Steve Levy:	Good morning. Just two questions here. One is just a follow-up on the services. And I think Hugh touched on this. When you look at what CIENA brings to the party, what additional if any services integration capabilities do you think you’ll need now that we’re selling a more integrated solution?

Hugh touched on this as one of the reasons why he thinks ONI is better as part of CIENA. So that’s the question for you Gary, I guess. Do you need more additional services and integration capability? And if so, how do you get them?

And then a second one has to do with the size of the cost savings here. Without doing a whole bunch of sophisticated math, if you just take the last two quarters from both companies, there’s somewhere around an annualized operating loss of 500 million. Yet the annualized cost savings here is let’s just say 55 to 65 million plus some of the gross margin points.

Seems to me like there’s opportunities to get closer to break-even by cutting some more costs, if you could comment on that as well. Thanks.

Gary Smith:	Well let me take the first part Steve. You know, in real simple terms, I characterize it — and I think Hugh mentioned it earlier on — you know, CIENA’s really grown from the core of the network. You know, we understand what needs to be done there in terms of, you know, these next generation handling of the traffic particularly with CoreDirector.

But where, you know, I think ONI provides a tremendous amount of expertise because they’re closer to the edge of the network, they understand much better, the actual services and applications. You know, and I think we can leverage off the CoreDirector’s capabilities and with the MetroDirector’s capabilities but with the expertise that ONI has in terms of, you know, the end user services and the applications. So I think incredibly complementary there.

In terms of what we then need to do to actually create some of those new services, I think it’s early days. But I think we have, you know, the raw intelligence both with, you know, MetroDirector and with CoreDirector to be able to, you know, create a lot of value to the carriers in terms of new services that people will pay for.

Steve Levy:	Yes I guess Gary, I was thinking more in terms of personnel, not the functionality and the products.

Gary Smith:	We have, you know, considerable resources on the network management side, actually in both areas of ONI and in CIENA. It’s an increasingly important part. I don’t think we specifically have identified any need to increase that at this stage. You know, we both come from open architecture platforms. And so really to integrate the network management is not that challenging. And we’ve got a lot of field people as well in terms of expertise, being able to do installations, et cetera.

So, you know, I do not think we need any of the resources at this time that we’ve identified. I really don’t think we do.

Man:	Yes Steve, just to bang the storage drum one more time here, you know, for instance we have the capability to extend fiber channel from the limitation it normally has of 50 to 60 kilometers to thousands of kilometers. There’s no reason why we can’t bring that exact same functionality to an interface for the K2 and MetroDirector. And I think that would be a terrific opportunity. And that would be something that’s relatively easy.

Joe Chinnici:	Steve, this is Joe. I’ll take your other question on the cost saving. I think your concern is, you know, aren’t there more or should there be more. And I think it’s a very, very good question. And I say to you that there potentially could be more.

At this point in time I think we feel, you know, reasonably comfortable knowing what we’ve done and what kind of analysis that we’ve done that we can achieve the numbers that we’ve shared with you today. Could there be more? I think the answer is yes. But until we do the next level of detail and figure out how to get there, I don’t think it would be prudent to share that information today. I think that would be kind of reaching too far right now without more information.

Steve Levy:	Okay thanks.

Gary Smith:	Thanks Steve.

Hugh Martin:	See you Steve.

Operator:	We’ll now hear from Subu Subrahmanyan at Goldman Sachs.

Subu Subrahmanyan:	Thank you. Congratulations on the deal. Just one question really regarding timing drivers. Hugh, you spoke about customers just indicating in general to you about the need for size and service. Can you talk about specifically, both from the CIENA side and ONI side, timing drivers for doing this deal now versus earlier or later? Thanks.

Hugh Martin:	Well since I sort of called CIENA up, I’ll go first. I think some of the features and the functionality that we’ve talked about earlier for doing this deal were — are really around these ILEC and PPT opportunities. And we have from the very beginning been focused on that. And the customers, as they’ve indicated that. I think we’ve said in the past, the decisions are going to be made in the next three quarters. And we want to be able to go make sure that they have a complete understanding of the total solution from ONI and now ONI and CIENA.

So it was important from my perspective that we get this done and get to be able to go back in there and say this is the end to end solution, best of breed that we have. And this is the capability on a global basis to field a service support and infrastructure team. And we need to do that now because — before the decisions are absolutely made. So that was the big driver from my point of view.

Subu Subrahmanyan:	And if I could follow-up, Gary, from a CIENA perspective, could you just talk about were you involved in some of the same RFPs that ONI was involved in and kind of the drivers from a timing perspective?

Gary Smith:	Yes, I mean I think we were involved in some of them. And I think, you know, what we wanted to do was really to make sure that we could provide, you know, the complete portfolio. Particularly a lot of incumbents, you know, find CIENA very, very attractive. I mean if you think about it from a strategic point of view, all incumbent carriers around the world are basically, you know, have their legacy vendors. And I think they are looking to, you know, get to a better economic model.

And I think the issue is that these legacy vendors don’t really have the capability to provide next generation product portfolio right now.

And so really the only other viable alternative of anybody with critical mass and is going to be here tomorrow is CIENA. And I think, you know, for the same reasons that, you know, Hugh said as he was going around, people love the product, but basically, you know, wanted more critical mass, you know, to paraphrase what they were saying. And I think, you know, from our point of view, they were saying, hey, you know, great portfolio. You really need a broader offering in the metro space. And I think the ability to combine, you know, two leaders is a very unusual kind of combination. There aren’t too many of these kind of mergers that I’m aware of where you take two leaders and winners in their various segments and put them together.

Subu Subrahmanyan:	Thank you very much. And congratulations again.

Gary Smith:	Thank you.

Operator:	We’ll now hear from Raj Srikath at Deutsche Bank.

Raj Srikath:	Thank you. Congratulations ladies and gentlemen.

Gary Smith:	Thank you Raj.

Raj Srikath:	Two questions. One, I — given that this is a sort of definitive agreement that I suppose there’s a lock-up and breakup fees and everything that nobody can come and sort of quash the deal. Is that correct?

Joe Chinnici:	Yes Raj. We went as far as we could on that without violating each companies fiduciary responsibilities there.

Raj Srikath:	Okay. Joe, question for you. In (turn) you said that there’ll be non-dilutive and accretive next year. Can you share with us what sort of assumptions you’re using coming up with those judgments?

Joe Chinnici:	Sure. In terms of the — I’m not going to give you details Raj. I’ll be very up front with you. But basically it’s the operating savings that we’re talking about at the operating expense level. And there are some revenue synergies that we can get, manufacturing efficiencies. When you add all three of them up, that’s how you — why — that is how and why you can get there by the end of the calendar year.

Subu Subrahmanyan:	Okay.

Joe Chinnici:	Aside from that, I don’t think it’s fair to go into details right now.

Subu Subrahmanyan:	Okay, thank you.

Operator:	We’ll now hear from Simon Leopold at Merrill Lynch.

Simon Leopold:	Great. Thanks a lot. I was worried I wasn’t going to sneak in there. Congratulations. Two questions, hopefully easy ones. One, on the deal, is there any kind of collar or controls around the price?

And second, in terms of the product architectures, the ONWAVE cards on the ONLINE, the ONI products look like they were trying to encroach on basically the K2 market. Could you talk a little bit about how those features will complement between the K2 type platform and the ONWAVE cards? Thanks a lot.

Joe Chinnici:	Morning Simon. How are you? This is Joe. There are no collars on this transaction. So other than that, I’ll turn it over to Hugh.

Hugh Martin:	Sure the ONWAVE product family really speaks to — in a product that is fundamentally optical transport where you need many, many wavelengths to give carrier customers that need to break out some lower speed services the ability to go do that.

It hasn’t been built or structured as a mass aggregation device. So if you look at the way physically it’s put together, you know, many, many, VS3 for instance, are not capable of being terminated in the product. So it’s really a product that is just for one or two wavelengths where you’re really trying to drop off some traffic. So the two products have different focuses.

The other thing is that there is some terrific technology in the K2 product line related to switching. And I think, you know, as CIENA has called it the MetroDirector, I think it’s not just about aggregation and pumping stuff into an individual wavelength. It’s a core architecture that can be used to switch and route traffic wherever you need it in the metropolitan area.

So it’s really — in either as an edge device for aggregating many, many different end users or in the core of the Metro where you’re actually using it as a switch fabric, both of those are things that the ONWAVE family was not designed to do.

Simon Leopold:	Great. Thanks a lot.

Hugh Martin:	Sure.

Operator:	And due to time constraints, that concludes today’s question and answer session. I would now like to turn the call back to Mr. Smith for closing comments.

Gary Smith:	Thank you Tina and thanks everyone for joining us today. I think this is I believe, going to be viewed as a historic combination. I think it’s further evidence as we’ve said, that CIENA’s going to play to win during this time of depression if you will in the telecom sector. We believe the market will come back. And we’re going to play to make sure that we’re positioned better than anybody else when it does.

We have the ability of being able to play to win because of our balance sheet and our broad customer base and our diversified product line. I think the combination of these two companies further reinforce all of those both in terms of balance sheet, customers, and, you know, significantly diversifying our product line. I think it does create a next generation completely focused player and a powerhouse if you will, in terms of its capabilities. It is a customer driven combination. And we believe it makes sense financially.

With that, I’d like to welcome the ONI team to the CIENA team. And I think the combination will be good for our customers and good for our shareholders.

With that, I’d like to thank everybody for joining us today. And we get the pleasure of speaking with you all again on Thursday when CIENA reports its final results for the first quarter. Thank you very much.

Operator:	And that does conclude today’s conference. Thank you for your participation.

END

     This conference call includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

     INVESTORS ARE URGED TO READ THE PROXY STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD